SECU 11015843 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section

FEB 22 2011

Washington, DC
110

SEC FILE NUMBER
8- 37762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Financial Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton	CT	06897-4444
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Hawriluk 203-221-4820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Hawriluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Financial Securities Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SUSAN PORRITT-ATKINSON
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 5/31/2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Financial Securities Corp.

Statement of Financial Condition
December 31, 2010

SEC Mail Processing
Section

FEB 22 2011

Washington, DC
110

AIG Financial Securities Corp.

Statement of Financial Condition
December 31, 2010

AIG Financial Securities Corp.
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Stockholder of
AIG Financial Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2011

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2010

(dollars in thousands, except share data)

Assets	
Cash	$ 47
Securities owned, at fair value	90,420
Due from affiliate	467
Prepaid expenses	67
Total assets	$ 91,001
Liabilities and Stockholder's Equity	
Liabilities	
Accrued liabilities	$ 69
Unrealized loss on derivative	8,584
Current taxes payable to an affiliate	1,376
Total liabilities	10,029
Stockholder's equity	
Common stock, $.01 par value, 10,000 shares authorized, issued and outstanding	-
Additional paid-in capital	50
Retained earnings	80,922
Total stockholder's equity	80,972
Total liabilities and stockholder's equity	$ 91,001

The accompanying notes are an integral part of this financial statement.

1. Organization of the Company

AIG Financial Securities Corp. (the "Company") is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG has issued an irrevocable guarantee under which it guarantees to each holder of a monetary obligation or liability of the Company the prompt payment, when due, of all such obligations or liabilities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash
At December 31, 2010, the Company's cash is held at two New York Money Center banks.

Securities Transactions
The Company clears securities transactions executed for clients of the Company's affiliates. In the normal course of business, the Company is involved in the execution and settlement of securities transactions with counterparties who are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. As of December 31, 2010, the Company had no unsettled transactions with its counterparties. The Company has the right to pursue collection or performance from the counterparties who do not perform under contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

The Company is also subject to operational, technological and settlement risks. These risks include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

Securities Owned
Securities owned are recorded on a trade-date basis and are carried at fair value. At December 31, 2010, Securities owned consists of a high investment-grade, medium-term discount United States of America ("U.S.") government agency debt obligation having a face value of $110,000 with approximately 6 years to maturity.

Derivatives
Derivative instruments are primarily used for economic hedges of financial instruments and are carried at fair value.

Derivatives used for economic hedging purposes include total return and interest rate swap contracts. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board ("FASB") Accounting Standard Codification 815, Derivatives and Hedging ("ASC 815"), as amended, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Unrealized gains and losses on derivatives are recognized gross in the Statement of Financial Condition.

Recent Accounting Standards
Transfers of Financial Assets and Interests in Variable Interest Entities

The Company adopted FASB ASC 860, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions, which establishes guidance on accounting and reporting standards for transfers and servicing of financial assets and accounting for transfers of servicing rights. The adoption of FASB ASC 860 had no impact on the Company's financial statement.

The Company adopted ASU Nos. 2009-16 and 2009-17 as of January 1, 2010 and reassessed whether it was the primary beneficiary of any Variable Interest Entities ("VIE's") in which it had variable interests (including VIEs that were formerly Qualifying Special Purpose Entities "QSPE's") as of that date.

Improving Disclosures about Fair Value Measurements (ASC 820)

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain disclosure requirements of ASU No. 2010-06 were effective for the firm in 2010 while other disclosure requirements of the ASU are effective for financial statements issued for reporting periods beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the Company's financial condition.

3. Fair Value

Fair Value Measurements
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. Market inputs such as quoted prices, credit spreads and relative yield curves are also used to estimate the fair value of an asset or liability.

Unrealized loss on derivative is carried at an estimated fair value based on the use of valuation models that utilize, among other things, current interest rates and yield curves. The Company attempts to secure reliable and independent current market data, such as published exchange rates, external subscription services' prices such as Bloomberg or Reuters or third-party broker quotes for use in its models. When such prices are not available, the Company uses an internal methodology which includes interpolation and extrapolation from observable and verifiable prices

nearest to the dates of the transactions. These valuations represent an assessment of the present values of expected future cash flows of these transactions and reflect market and credit risk. The discounted cash flows are evaluated with reference to current market conditions, maturities and other relevant factors. For Securities owned, at fair value, the Company obtains fair value information from independent third-party valuation service providers. The fair values received from these valuation service providers may be based on a market approach using matrix pricing, which considers a security's relationship to other securities for which a quoted price in an active market may be available, or alternatively based on an income approach, which uses valuation techniques to convert future cash flows to a single present value amount. Because of the limited liquidity of some of these instruments, the recorded values of the Securities owned, at fair value and Unrealized loss on derivative may be different from the values that might be realized if the Company was to sell or close out the transactions prior to maturity. Such differences are not significant to the Company's financial condition or liquidity and would be immediately recognized in income when the transactions were sold or closed out prior to maturity.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

(dollars in thousands)	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Securities owned				
U.S. government agency debt obligation	$ -	$ 90,420	$ -	$ 90,420
Liabilities				
Financial instruments				
Unrealized loss on derivative	-	8,584	-	8,584

Fair Value Option
The carrying values of cash, due from affiliate, accrued liabilities, due to affiliates and current taxes payable to an affiliate included in the Company's statement of financial condition approximate fair value as they are short-term, have floating interest terms and limited credit exposure. No fair value option election under the provisions of FASB ASC 825 was made for these accounts.

4. Financial Instruments with Off-Balance-Sheet Risk

The credit risk for derivatives is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk, if any, is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company's derivative transactions have a maturity of approximately six years at December 31, 2010.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

At December 31, 2010, the Company had an outstanding interest rate swap agreement with a notional principal amount of $110,000. The swap is recorded at fair value.

5. Due to affiliates, net, and Related-Party Transactions

A majority of the Company's transactions are with affiliated entities.

At December 31, 2010, Due from affiliate consists primarily of commissions and fees receivable from AIGFP.

Administrative services are provided to the Company by AIGFP. Administrative services include personnel, office space, data processing, communications, computer and any other expenses incurred which are necessary to conduct the Company's business as a broker dealer.

During 2010, administrative expenses were allocated to the Company pursuant to an Administrative Services and Expense Sharing Agreement (the "Agreement") with AIGFP. The terms of the Agreement provides for an allocation of expenses by AIGFP to the Company that equates to the proportional use of the allocated cost by the Company.

In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG, on September 22, 2008, entering into an $85,000 million revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York (the "FRBNY"). The credit facility obligations were guaranteed by certain subsidiaries of AIG and the obligations were secured by a pledge of certain assets of AIG and its subsidiaries. Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust").

On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") with the FRBNY, the United States Department of the Treasury ("Department of the Treasury"), and the Trust to recapitalize AIG. As part of the Recapitalization, AIG repaid to the FRBNY approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY credit facility, and the FRBNY credit facility was terminated. In addition, (i) the shares of the Series C Preferred Stock held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Non Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Non Cumulative Perpetual Preferred Stock, par value $5.00 per share held by the Department of the Treasury were

exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of the Treasury holds 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92.1 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

AIGFP unwound a considerable amount of its businesses and portfolios through 2010, and these activities are expected to continue at least through a portion of 2011. In connection with these activities, AIGFP has disaggregated its portfolio of existing transactions into a number of separate "books", and has developed a plan for addressing each book, including each book's risks, risk mitigation options, monitoring metrics and certain implications of various potential outcomes. The plans are subject to change as efforts progress and as conditions in the financial markets evolve, and they contemplate, depending on the book in question, alternative strategies, including sales, assignments or other transfers of positions, terminations of positions, and/or run-offs of positions in accordance with existing terms. Execution of the plans is overseen by a transaction approval process involving increasingly senior members of AIGFP's and AIG's respective management groups as specific actions entail greater liquidity and revenue consequences. Successful execution of the plans is subject, to various degrees depending on the transactions of a given book, to market conditions and, in many circumstances, counterparty negotiations and agreement. As a consequence of these conditions, it is expected that the above process will reduce the scope of the Company's operations in the foreseeable future. The ultimate impact on the Company, however, cannot be precisely determined at this time.

6. Income Taxes

The operations of the Company are included in the consolidated U.S. federal income tax return of AIG and in the combined Connecticut State tax return of AIG subsidiaries that operate in Connecticut. Included in current taxes payable to affiliate in the statement of financial condition are federal and state tax payables of $1,117, and $259, respectively.

The Company has not recognized any uncertain tax positions pursuant to FASB ASC 740 Income Taxes. The statute of limitations for all tax years prior to 2000 has now expired for AIG's consolidated federal income tax return.

The Company has elected to be treated as a dealer under Internal Revenue Code ("IRC") section 475. Accordingly, the Company is required to follow a mark-to-market methodology for valuing their securities inventories for tax purposes.

No deferred taxes were identified as of the balance sheet date.

The Company has executed a tax sharing agreement with AIG that provides that the Company's share of the consolidated tax liability will be determined generally on a separate company basis. The agreement provides that tax benefits realized in the consolidated group attributable to the Company will be allocated to the Company irrespective of whether such benefits may have been realized currently by the Company on a separate return basis.

7. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250, whichever is greater. At December 31, 2010, the Company had net capital of $76,821, which exceeded its requirement of $669 by $76,152, and its ratio of aggregate indebtedness to net capital was 0.13 to 1.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2010, the Company was not required to and did not hold any customer money or securities.

9. Subsequent events

No events have occurred subsequent to the balance sheet date that would require material adjustment to or disclosure in the statement of financial condition through the period ended February 18, 2011.